

82-2897



MEYERS NORRIS PENNY LLP

RECEIVED MAR 24 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 202

SUPPL

March 1, 2005

Our Ref.: 285499 SGJ

PRIVATE & CONFIDENTIAL

Doreen Easton
GOLDEN RAVEN RESOURCES LTD.
4005 Gallaghers Terrace
Kelowna BC V1W 3Z8

Dear Doreen:

We enclose the following information in connection with your company's period ended December 31, 2004.

A. Included in this package you will find the following:

1) A document that requires your signature and is to be returned to us.

- A Letter of Representation.
- A Letter of Engagement for the year ended December 31, 2004.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

2) Additional documents.

- Three copies of the financial statements.

B. Included in the bound package you will find our covering letter as well as:

1) Financial Statements

2) Client Copies consisting of:

- The Letter of Representation.
- The Letter of Engagement for the year ended December 31, 2004.
- The adjusting journal entries and trial balance for your information.

We have forwarded a copy of these financial statements to Thomas Rondeau to the attention of Bradley Dick for submission to the Securities Exchange.

We thank you for allowing us to provide you with our service. Should you have any questions about these or any other matters, please contact myself or any other member of our team.

Yours truly,

Meyers Norris Penny LLP

Stuart G. Jennens, C.A.
stu.jennens@mnp.ca

:km

Enclosures

dlw 3/28



GOLDEN RAVEN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - see Notice to Reader)

THREE MONTHS ENDED DECEMBER 31, 2004

INDEX

Notice to Reader

Consolidated Balance Sheet

Consolidated Statement of Income and Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements




MEYERS NORRIS PENNY LLP

NOTICE TO READER

We have compiled the consolidated balance sheet of **GOLDEN RAVEN RESOURCES LTD.** as at December 31, 2004 and the consolidated statements of income and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these consolidated financial statements may not be appropriate for their purposes.

Meyers Norris Penny LLP

Chartered Accountants

Kelowna, British Columbia
February 24, 2005


an independent member of
BAKER TILLY
INTERNATIONAL

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS
SUITE 600, 1628 DICKSON AVE., KELOWNA, BC V1Y 9X1
PH. (250) 763-8919 FAX (250) 763-1121 www.mnp.ca

GOLDEN RAVEN RESOURCES LTD.

Consolidated Balance Sheet
(Unaudited - see Notice to Reader)

	December 31 2004	September 30 2004
ASSETS		
Current		
Cash	**$ 89,821**	$ 1,203
GST receivable	**4,421**	3,164
Notes receivable	**139,618**	-
Prepaid expenses	**1,250**	1,250
	235,110	5,617
Equipment *(note 2)*	**22,213**	-
	$ 257,323	$ 5,617
LIABILITIES		
Current		
Notes payable	**$ 2,541**	$ 79,032
Accounts payable and accrued liabilities	**38,756**	48,792
Shareholders' loans	**52,263**	63,794
Due to related parties	**229,160**	220,571
	322,720	412,189
CAPITAL STOCK AND DEFICIT		
Capital Stock *(note 3)*	**5,260,886**	4,808,511
Deficit	**(5,326,283)**	(5,215,083)
	(65,397)	(406,572)
	$ 257,323	$ 5,617

Related Party Transactions *(note 4)*

Approved by the Board

_______________________ **Director**

_______________________ **Director**



GOLDEN RAVEN RESOURCES LTD.

Consolidated Statement of Income and Deficit
(Unaudited - see Notice to Reader)

	Three Months Ended December 31 2004	Three Months Ended December 31 2003
Expenses		
Loss on writeoff of investment	$ 59,744	$ -
Professional fees (recovery)	27,292	(924)
Travel and promotion	9,457	-
Salaries and benefits	7,833	2,574
Management fees	7,500	7,500
Office	5,545	2,949
Regulatory and transfer agent fees	2,246	-
Exchange gain	(10,218)	-
Amortization	1,801	-
	111,200	12,099
Net Loss for the Period	(111,200)	(12,099)
Deficit at Beginning of Period	(5,215,083)	(4,989,501)
Deficit at End of Period	(5,326,283)	(5,001,600)
Net Loss Per Share	$ (0.01)	$ (0.00)
Weighted Average Number of Common Shares Outstanding	10,800,895	8,145,471



GOLDEN RAVEN RESOURCES LTD.

Consolidated Statement of Cash Flows
(Unaudited - see Notice to Reader)

	Three Months Ended December 31 2004	Three Months Ended December 31 2003
Operating Activities		
Net Loss for the period	$ (111,200)	$ (12,099)
Items not involving cash		
Amortization	1,801	-
	(109,399)	(12,099)
Changes in non-cash working capital:		
GST receivable	(1,257)	4,417
Notes receivable	(139,618)	-
Notes payable	(76,491)	-
Accounts payable and accrued liabilities	(10,036)	(42,214)
Due to related parties	8,589	41,979
	(328,212)	(7,917)
Financing Activities		
Issuance of capital stock	452,375	-
Advances from shareholders	-	7,763
Repayment of advances from shareholders	(11,531)	-
	440,844	7,763
Investing Activities		
Purchase of equipment	(24,014)	-
Increase (Decrease) in Cash	88,618	(154)
Cash at Beginning of Period	1,203	649
Cash at End of Period	$ 89,821	$ 495


MNP

GOLDEN RAVEN RESOURCES LTD.

Notes to Consolidated Financial Statements
(Unaudited - see Notice to Reader)

Three Months Ended December 31, 2004

1. Basis of Presentation

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements for the year ended September 30, 2004 which were issued to the shareholders.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at December 31, 2004 and the results of operations and cash flows for the three months then ended. The results of operations for the three months ended December 31, 2004 are not necessarily indicative of the results to be expected for the entire fiscal year.

On March 19, 2004 the Company incorporated Golden Raven of America, Inc. under the laws of Delaware, U.S.A. The subsidiary had no operations to December 31, 2004.

2. Equipment

	December 31 2004			September 30 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Trailer	$ 24,014	$ 1,801	$ 22,213	$ -

Amortization is provided as follows:

	Rate	Method
Trailer	30%	Diminishing balance

3. Capital Stock

Authorized:

100,000,000 Common shares, without par value
100,000,000 Preference shares with a par value of $1 each of which 1,328,250 are designated Series "A" shares

Issued:

	December 31 2004	September 30 2004
13,404,971 Common shares, without par value (Issued shares at September 30, 2004 - 9,617,471)	$ 5,260,886	$ 4,808,511



Share Purchase Options

On October 23, 2002, the Company issued 1,600,000 director and employee incentive stock options at a price of $0.11 per share which could be exercised for a period of two years. 317,500 options had been exercised to September 30, 2004 and 1,050,000 expired due to resignations by Directors. During the three months ended December 31, 2004, the remaining 232,500 options were exercised for cash proceeds of $25,575.

Effective October 1, 2003, the Company adopted the fair value method using the Black-Scholes option pricing model in accounting for options granted. During the quarter ended December 31, 2004, no options were granted; therefore, no compensation expense was recorded in the books.

Debt Settlement

During the three months ended December 31, 2004, the Company issued 700,000 units consisting of one common share and one share purchase warrant (exercisable at $1.20 (US $1.00) per share) pursuant to a share-for-debt settlement agreement in the amount of $84,000 (US $70,000).

Special Warrants

On May 26, 2003, the Company announced a private placement of up to 1,500,000 special warrants ("warrants") at a price of $0.10 per warrant. Each warrant entitled the holder thereof, upon exercise and without payment of any additional consideration, to acquire one share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase for a two-year period one additional common share at the price of $0.12 in the first year and $0.14 in the second year. During the quarter ended December 31, 2004, 10,000 special share purchase warrants were exercised for cash proceeds of $1,400.

During the three months ended December 31, 2004, the Company issued 2,845,000 common shares and share purchase warrants (exercisable at $1.20 (US $1.00) per share) to purchase a further 2,845,000 common shares. The 2,845,000 common shares were issued for $341,400 (US $284,500).



4. Related Party Transactions

The Company had the following transactions with related parties during the three months ended December 31, 2004.

Management fees of $7,500 were paid to a company controlled by a director.

Salaries of $7,833 were paid to a party related to an officer of the Company.

The promissory note payable of $2,541 is payable to a director of the Company.

Amounts due to shareholders and related parties bear no interest and have no stated terms of repayment.

These transactions are in the normal course of business and are recorded at exchange amount.



GOLDEN RAVEN RESOURCES LTD.

Schedule B

Form 51-901F - Supplementary Information

Three Months Ended December 31, 2004

1. Related Party Transactions

See Note 4 of Schedule A.

2.(a) Authorized Capital

See Note 3 of Schedule A.

3. List of Directors

William McKee	President & Director
Trent Moore	Secretary & Director
William Moss	Director
Herbert Adcox	Director
Craig D. Thomas	Director


MNP

GOLDEN RAVEN RESOURCES LTD.

Schedule C

Form 51-901F - Management Report

Three Months Ended December 31, 2004

During the last quarter, management has concentrated on strengthening the Company's infrastructure in preparation for developing an oil and gas company. A small private placement to cover operating costs and due diligence, as well as a share-for-debt settlement, has improved the balance sheet and has enabled the Company to conduct due diligence on prospective acquisitions. Although a few prospects are under investigation at this time, no final decision has been made.

In addition, the Company presented an impressive slate of highly experienced and successful oil & gas/business candidates, in an expanded board of directors, for shareholder approval at the annual general meeting held on February 14, 2005 in Vancouver. The management team will also be strengthened. Management is encouraged by the availability of investment capital for the oil and gas industry. High demand for hydrocarbons combined with a shortfall in new sources of oil and gas relative to the depletion of current reserves, strongly suggest that higher prices will prevail. This is besides the political factors which are significant as we all know. The era of 'cheap oil' is over. We will continue to see firm prices and high profits for the oil industry.

William S. McKee

President



GOLDEN RAVEN RESOURCES LTD.
4005 Gallaghers Terrace
Kelowna BC V1W 3Z8

February 24, 2005
Your File No.: 285499 SGJ

Meyers Norris Penny LLP
Chartered Accountants
600 - 1628 Dickson Avenue
Kelowna BC V1Y 9X1

Dear Sirs and Mesdames:

We acknowledge that as management of GOLDEN RAVEN RESOURCES LTD., we are responsible for the accuracy and completeness of the financial statements for the period ended December 31, 2004. We understand that you have performed a compilation engagement in the preparation of the unaudited financial statements.

The purpose of this letter is to confirm information provided to you during your compilation engagement. In this regard, we confirm, to the best of our knowledge and belief, the following matters:

A. The books and records presented to you:

   (1) record all assets, all liabilities (including shareholders' and related party accounts) and all shareholders' equity of the company at the period end;

   (2) fairly reflect and summarize on a consistent basis the results of all transactions entered into by the company during the period.

B. To the best of our knowledge, all financial transactions declared by the directors' have been recorded in the books and records.

C. Based on our discussions with you and our detailed review of the final financial statements, we approve all of the following:

   (1) Journal entries you prepared or changed;

   (2) Account codes you determined or changed;

   (3) Transactions you classified;

   (4) Accounting records you prepared or changed.

D. The company has filed its Annual Report for the year with the Registrar of Companies and the company is in good standing.

Yours very truly,

Doreen Easton,

:km



MEYERS NORRIS PENNY LLP

January 31, 2005

Our Ref.: 285499 SGJ

Doreen Easton
GOLDEN RAVEN RESOURCES LTD.
4005 Gallaghers Terrace
Kelowna BC V1W 3Z8

Dear Doreen

This letter will confirm the arrangements discussed with you regarding the services we will render to GOLDEN RAVEN RESOURCES LTD. ("the company") commencing with the fiscal quarter ending December 31, 2004, subsequent quarters. As agreed, we will compile financial statements in accordance with the standards applicable to compilation engagements from information provided by management. We will not audit, review or otherwise attempt to verify the accuracy or completeness of such information or attempt to determine whether the statements contain departures from Canadian generally accepted accounting principles.

Unless unanticipated difficulties are encountered, our report will be substantially in the following form:

NOTICE TO READER

> We have compiled the balance sheet of GOLDEN RAVEN RESOURCES LTD. as at September 30, 2005 and the statements of retained earnings and income for the year then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

In situations where we are not independent when conducting this engagement, we will need to disclose the nature and extent of the matters which impair our independence in the Notice to Reader report.

Since we are accepting this engagement as accountants, not as auditors, we request that you do not record this as an audit engagement in the minutes of your shareholders' meeting. Our services will not result in the expression of an audit opinion or any other form of assurance on the financial statements nor the fulfilling of any statutory or other audit requirement. You may wish to obtain legal advice concerning statutory (or contractual) audit requirements.

It is understood and agreed that:

- You will provide us with accurate and complete information necessary to compile such statements;
- The responsibility for the accuracy and completeness of the representations in the financial statements remains with you;
- Each page of the financial statements will be conspicuously marked "Unaudited";
- You will attach our notice to reader report when distributing the financial statements to third parties;
- The financial statements may either lack disclosure required by, or otherwise not be in accordance with, Canadian generally accepted accounting principles, and may not be appropriate for general purpose use; and
- Uninformed readers could be misled unless they are aware of the possible limitations of the statements and our very limited involvement.


an independent member of
BAKER TILLY
INTERNATIONAL

This engagement cannot be relied upon to prevent or detect errors, irregularities, fraud, and illegal or possibly illegal acts. We wish to emphasize that responsibility for the prevention and detection of errors, irregularities, fraud, and illegal or possibly illegal acts must remain with management.

If the company plans any reproduction or publication of our reports, or portion thereof, printers' proofs of the entire documents must be submitted to us in sufficient time for our review. It will also be necessary for you to furnish us with a copy of the printed report. Further, it is agreed that in any electronic distribution, for example on GOLDEN RAVEN RESOURCES LTD.'s website, management is solely responsible for the accurate and complete reproduction of our report and the subject matter on which we reported.

As agreed, we will provide the following additional services:

> Bookkeeping Services. We will assist in adjusting the books of account necessary to prepare a working trial balance from which the financial statements can be compiled.
>
> Quarterly reports as required by the Securities Exchange with a Notice of No Auditor Review attached.

We will also be pleased to provide other additional services such as income tax planning, commodity tax advice, business financing advice, management consulting, valuations, etc. upon request.

Our fees are determined on the basis of time spent on the engagement at the tariff rates of various members of our team. Any disbursements will be added to the billing.

Payment of each invoice for services rendered is due upon receipt. Service charges will be applied on any balance outstanding 30 days after the invoice date, calculated at 1.5% per month (19.56 % per annum).

Our standard terms and conditions form part of our mutual understanding of the terms of this engagement.

1. **Timely Performance** - Meyers Norris Penny LLP ("MNP") will use all reasonable efforts to complete, within any agreed-upon time frame, the performance of the services described in the engagement letter to which these Terms and Conditions are attached. However, MNP shall not be liable for failures or delays in performance that arise from causes beyond our control, including the untimely performance by the company of its obligations as set out in the engagement letter.

2. **Right to Terminate Services** - The company may terminate the engagement upon 30 days written notice. If this occurs, the company shall pay for time and expenses incurred by MNP up to the termination date, together with reasonable time and expenses incurred to bring the services to a close in a prompt and orderly manner. Should the company not fulfill its obligations as set out herein and in the engagement letter, and in the event that the company fails to remedy such default within 30 days following receipt of notice from MNP to that effect, MNP may, upon written notification and without prejudice to its other rights and resources, terminate provision of our services as described in the engagement letter. In such case, MNP shall not be responsible for any loss, costs, expenses, or damages resulting from such termination.



3. **Fees** - Any fee estimates by MNP take into account the agreed-upon level of preparation and assistance from the company's personnel. MNP undertakes to advise the company's management on a timely basis should this preparation and assistance not be provided, or should any other circumstances arise which cause actual time to exceed the estimate.

4. **Expenses** - In addition to professional fees, our bills will include actual expenses including travel, meals, and accommodation, and an administration allocation representing charges incurred in support of our services, including computer usage, telephone, facsimile transmission, postage, photocopying, and other similar office expenses.

5. **Billing** - Bills will be rendered on a regular basis as the assignment progresses. Accounts are due and payable upon receipt. Interest may be charged on the balance of any accounts remaining unpaid for more than 30 days, at a rate of 1.5% per month (19.56% per annum).

6. **Taxes** - All fees and other charges do not include any applicable federal, provincial, or other goods and services or sales taxes, or any other taxes or duties whether presently in force or imposed in the future. The company shall assume and pay any such taxes or duties, without deduction from the fees and charges hereunder.

7. **Governing Law** - The engagement will be governed and construed in accordance with the laws of the Province of British Columbia, and shall be deemed in all respects to be a British Columbia contract. The company and MNP submit to the courts of that jurisdiction with respect to all matters arising under or by virtue of this Agreement.

8. **Working Papers** - MNP owns all working papers and files, other materials, reports and work created, developed or performed during the course of the engagement, including intellectual property used in the preparation thereof. We will provide management with a copy of all practitioner-prepared working papers necessary for the company's accounting records. MNP may develop software, including spreadsheets, documents, databases, and other electronic tools, to assist us with our assignment. As these tools were developed specifically for our purposes and without consideration of any purpose for which the company might use them, any such tools provided to the company, are made available on an "as is" basis only and should not be distributed to or shared with any third party.

9. **Nature of the Limited Liability Partnership (LLP)** - MNP is a registered limited liability partnership, as permitted by legislation enacted in our governing jurisdiction of the Province of Alberta. This legislation provides that a partner of a LLP is not personally liable for any of the debts, obligations, or liabilities of the LLP or any of the other partners which may arise as a result of any negligent act or omission of another partner of the LLP, or by any employee of the partnership, unless such act or omission is committed by the partner him or herself or by a person under the partner's direct supervision and control. All partners of a LLP remain personally liable for any acts or omissions arising as a result of their own negligence, and for the acts or omissions of those directly under their supervision or control, and shall continue to be subject to unlimited personal liability for all of the other liabilities of the partnership. The legislation does not reduce or limit in any way the liability of the partnership itself, and all of the partnership's assets and insurance coverage remain at risk.


MNP

10. **Release and Limitation of Liability** - The company and MNP agree to the following with respect to MNP's liability to the company:

    a. In any action, claim, loss or damage arising out of the engagement, the company agrees that MNP's liability will be several and not joint and the company may only claim payment from MNP of MNP's proportionate share of the total liability based on the degree of fault of MNP as finally determined by a court of competent jurisdiction.

    b. Other than for matters finally determined to have resulted from the fraudulent behaviour of MNP, whether the claim be in tort, contract, or otherwise:

        i. MNP shall not be liable to the company and the company releases MNP for all claims, damages, costs, charges and expenses (including legal fees and disbursements) incurred or suffered by the company related to, arising out of, or in any way associated with the engagement to the extent that the aggregate of such amounts is in excess of three times the total professional fees paid by the company to MNP in connection with this engagement during the 12 month period commencing from the date of the engagement letter to which these terms and conditions are attached; and,

        ii. MNP shall not be liable to the company for any consequential, indirect, lost profit or similar damages, or failure to realize expected savings, relating to MNP's services provided under the engagement letter to which these terms and conditions are attached.

11. **Indemnification** - The company agrees to indemnify and hold harmless MNP against:

    a. All claims, damages, costs, charges and expenses (including legal fees and disbursements) which are related to, arise out of, or are in any way associated with the engagement, whether the claims are civil, penal regulatory, or administrative in nature, other than those finally determined to have resulted from MNP's negligence or fraudulent behaviour; and,

    b. Notwithstanding "a.," all claims, damages, costs, charges and expenses (including legal fees and disbursements) which are related to, arise out of, or are in any way associated with the engagement, whether the claims are civil, penal, regulatory, or administrative in nature, that arise from or are based on any deliberate misstatement or omission in any material, information or representation supplied or approved by any officer or member of the Board of Directors of the company, other than those matters finally determined to have resulted from MNP's fraudulent behaviour.

12. **Survival of Terms** - The company and MNP agree that clauses 10. and 11. will survive termination of the engagement.

The privacy and security of the personal information you provide is important to us. We strive to ensure the strictest compliance with all applicable provincial and federal standards of protection and disclosure of personal information by any and all of our employees, agents, divisions and/or affiliates (referred to collectively as "MNP.") You may review our privacy policy at www.mnp.ca. We will not collect, use, or disclose any of your personal information without your knowledge and consent, or as may be required by law or our profession's Rules of Conduct.



By signing this engagement letter you agree that for the purposes of this engagement MNP may collect, use, and disclose personal information in accordance with our privacy policy. You also agree that MNP may collect and use personal information from you for the purposes of providing other services or informing you of other opportunities from time to time ("Other Matters"). Personal information that is not relevant to the purposes of this engagement or any Other Matters will not be disclosed to anyone for any reason without your further prior consent.

The arrangements outlined above will continue in effect from year to year, unless changed in writing.

We believe the foregoing correctly sets forth our understanding, but if you have any questions, please let us know. If you find the arrangements acceptable, please acknowledge your agreement to the understanding by signing and returning the enclosed copy to us.

It is a pleasure to be of service to you. We look forward to many years of association with you and GOLDEN RAVEN RESOURCES LTD.

Yours truly,

Meyers Norris Penny LLP

Stuart G. Jennens, C.A.
stu.jennens@mnp.ca

:km

RESPONSE:

This letter correctly sets forth the understanding of GOLDEN RAVEN RESOURCES LTD.

Officer Signature	Title	Date



GOLDEN RAVEN RESOURCES LTD.

Year End: September 30, 2005
Adjusting Journal Entries
Date: 01/10/2004 To 31/12/2004

Prepared by	Reviewed by
KM 24/02/2005	SGJ 26/02/2005

AJE

Number	Date	Name	Account No	Reference	Annotation	Debit	Credit
1	31/12/2004	Bank of Montreal - Acct 1020-747	100	CL-INFO		74,343.08	
1	31/12/2004	Bank of Montreal - Acct 1020-747	100	CL-INFO			73,116.12
1	31/12/2004	Capital stock	300	CL-INFO			22,850.00
1	31/12/2004	Accounting fees	600	CL-INFO		16,479.14	
1	31/12/2004	Legal fees	610	CL-INFO		10,803.18	
1	31/12/2004	Salaries and benefits	625	CL-INFO		12,332.64	
1	31/12/2004	Bank charges	635	CL-INFO		69.25	
1	31/12/2004	Office	655	CL-INFO		3,441.70	
1	31/12/2004	Telephone	660	CL-INFO		681.34	
1	31/12/2004	Filing fees	665	CL-INFO		1,337.50	
1	31/12/2004	Transfer agent fees	670	CL-INFO		1,388.23	
1	31/12/2004	Suspense	999	CL-INFO			24,909.94
		To record Oct - Dec 2004 quarter's transactions					
2	31/12/2004	US Bank - Golden Raven of America	110	CL-INFO			35,313.23
2	31/12/2004	US Bank - Golden Raven of America	110	CL-INFO			7,119.12
2	31/12/2004	Shareholder loan - W. Moss	202	CL-INFO		187.23	
2	31/12/2004	GST payable	203	CL-INFO			755.49
2	31/12/2004	Shareholder loan - W.S. McKee	205	CL-INFO		10,000.00	
2	31/12/2004	Shareholder loan - W.S. McKee	205	CL-INFO		1,343.67	
2	31/12/2004	Demand promissory note - Bill Moss	255	CL-INFO		10,000.00	
2	31/12/2004	Capital stock	300	CL-INFO			3,300.00
2	31/12/2004	Bank charges	635	CL-INFO		47.00	
2	31/12/2004	Suspense	999	CL-INFO		24,909.94	
		To reallocate suspense account to proper accounts					
3	31/12/2004	Accounts payable - trade	200	BBM. 1		10,458.00	
3	31/12/2004	Accounts payable - trade	200	BBM. 1			6,414.60
3	31/12/2004	GST payable	203	BBM. 1		25.52	
3	31/12/2004	GST payable	203	BBM. 1		394.00	
3	31/12/2004	Capital stock	300	BBM. 1			825.00
3	31/12/2004	Accounting fees	600	BBM. 1			12,734.14
3	31/12/2004	Admin fees	605	BBM. 1		7,500.00	
3	31/12/2004	Legal fees	610	BBM. 1		6,020.60	
3	31/12/2004	Salaries and benefits	625	BBM. 1			4,500.00
3	31/12/2004	Bank charges	635	BBM. 1		423.80	
3	31/12/2004	Transfer agent fees	670	BBM. 1			712.75
3	31/12/2004	Transfer agent fees	670	BBM. 1		364.57	
		To record December 31, 2004 account payable to amount per client					
4	31/12/2004	GST payable	203			1,593.55	
4	31/12/2004	Accounting fees	600				245.00
4	31/12/2004	Legal fees	610				660.63
4	31/12/2004	Office	655				556.23
4	31/12/2004	Filing fees	665				87.50
4	31/12/2004	Transfer agent fees	670				44.19
		To breakout GST from expenses for the quarter					
5	31/12/2004	US Bank - Golden Raven of America	110	AM. 2		42,432.35	
5	31/12/2004	US Bank - Golden Raven of America	110	AM. 2		72,624.60	
5	31/12/2004	Exchange account - US bank	111	AM. 2		16,472.16	

GOLDEN RAVEN RESOURCES LTD.
Year End: September 30, 2005
Adjusting Journal Entries
Date: 01/10/2004 To 31/12/2004

Prepared by	Reviewed by
KM 24/02/2005	SGJ 26/02/2005

AJE-1

Number	Date	Name	Account No	Reference	Annotation	Debit	Credit
5	31/12/2004	Loan receivable - Teamsports LLC	150	AM. 2		103,509.60	
5	31/12/2004	Loan receivable - Nexmark	160	AM. 2		36,108.00	
5	31/12/2004	Payzone Investment	190	AM. 2		59,744.25	
5	31/12/2004	Capital stock	300	AM. 2			341,400.00
5	31/12/2004	Legal fees	610	AM. 2		2,990.57	
5	31/12/2004	Promo & Travel	615	AM. 2		9,456.64	
5	31/12/2004	Consulting fees	630	AM. 2		4,638.66	
5	31/12/2004	Bank charges	635	AM. 2		175.32	
5	31/12/2004	Foreigh Exchange	700	AM. 2			6,752.15
		To record US$ bank activity for US sub, Golden Raven of America Inc.					
6	31/12/2004	Exchange account - US bank	111	AM. 2			1,705.54
6	31/12/2004	Foreigh Exchange	700	AM. 2		1,705.54	
		To exchange US$ account at noon closing rate on December 31, 2004					
7	31/12/2004	Payzone Investment	190	TBNTS			59,744.25
7	31/12/2004	Writedown of investment	715	TBNTS		59,744.25	
		To writeoff Payzone Investment as went bad during the quarter					
8	31/12/2004	Demand promissory note - Bill Moss	255	AAM. 1		437.13	
8	31/12/2004	Bank charges	635	AAM. 1		182.02	
8	31/12/2004	Foreigh Exchange	700	AAM. 1			619.15
		To record exchange difference on Bill Moss promissory note					
9	31/12/2004	Trailer	140	UM. 1		24,014.10	
9	31/12/2004	Accum Amort - Trailer	141	UM. 1			1,801.06
9	31/12/2004	Loan payable	250	UM. 1			24,014.10
9	31/12/2004	Amortization	601	UM. 1		1,801.06	
		To transfer trailer to Golden Raven and record corresponding amortization					
10	31/12/2004	Interest payable	212	AAM. 1			2,596.67
10	31/12/2004	Loan payable	250	AAM. 1		90,067.94	
10	31/12/2004	Capital stock	300	AAM. 1			84,000.00
10	31/12/2004	Bank charges	635	AAM. 1		1,080.60	
10	31/12/2004	Foreigh Exchange	700	AAM. 1			4,551.87
		To convert note payable to shares and record interest up to conversion					
						721,328.73	**721,328.73**

Net Income (Loss) **(111,200.00)**

GOLDEN RAVEN RESOURCES LTD.

Year End: September 30, 2005
Trial balance
As At December 31, 2004

Prepared by	Reviewed by

TB

Account	Prelim	Adj's	Reclass	Rep	Annotation	Rep 12/03	%Chg	L/S
100 Bank of Montreal - Acct 1020-7ʻ	588.68	1,226.96	0.00	**1,815.64**	AM.1	298.55	**508**	A. A
102 Petty cash	200.00	0.00	0.00	**200.00**	PB	196.15	**2**	A. A
110 US Bank - Golden Raven of Am	327.43	72,624.60	0.00	**72,952.03**	AM.2	0.00	**0**	A. A
111 Exchange account - US bank	86.41	14,766.62	0.00	**14,853.03**	AM.2	0.00	**0**	A. A
120 Prepaid expenses	1,250.00	0.00	0.00	**1,250.00**	LM.1	0.00	**0**	L
130 Oil and gas rights	0.00	0.00	0.00	**0.00**	WM.1	33,650.00	**(100)**	W
140 Trailer	0.00	24,014.10	0.00	**24,014.10**	UM.1	0.00	**0**	U
141 Accum Amort - Trailer	0.00	(1,801.06)	0.00	**(1,801.06)**	UM.1	0.00	**0**	U
150 Loan receivable - Teamsports L	0.00	103,509.60	0.00	**103,509.60**	AM.4	0.00	**0**	C
160 Loan receivable - Nexmark	0.00	36,108.00	0.00	**36,108.00**	AM.4	0.00	**0**	C
200 Accounts payable - trade	(261,389.92)	4,043.40	0.00	**(257,346.52)**	BBM.1	(210,117.45)	**22**	BB
201 Loan from R. Easton (related pa	160.00	0.00	0.00	**160.00**	HHM.1	160.00	**0**	HH
202 Shareholder loan - W. Moss	(5,268.78)	187.23	0.00	**(5,081.55)**	HHM.1	(5,000.00)	**2**	HH
203 GST payable	3,163.81	1,257.58	0.00	**4,421.39**	BBM.2	603.65	**632**	BB
205 Shareholder loan - W.S. McKee	(46,343.67)	11,343.67	0.00	**(35,000.00)**	HHM.1	(35,235.00)	**(1)**	HH
206 Shareholder loan - D. Easton	(230.00)	0.00	0.00	**(230.00)**	HHM.1	(230.00)	**0**	HH
207 Shareholder loan - Trent Moore	(1,817.61)	0.00	0.00	**(1,817.61)**	HHM.1	(1,817.61)	**0**	HH
212 Interest payable	(7,973.04)	(2,596.67)	0.00	**(10,569.71)**	TBNTS	(7,973.04)	**33**	BB
215 Loan payable - Merald Financial	(1,500.00)	0.00	0.00	**(1,500.00)**	HHM.1	(1,500.00)	**0**	HH
216 Loan payable - H. Adcox	(8,793.89)	0.00	0.00	**(8,793.89)**	HHM.1	(6,448.05)	**36**	HH
250 Loan payable	(66,053.84)	66,053.84	0.00	**0.00**	AAM.1	0.00	**0**	AA
255 Demand promissory note - Bill M	(12,977.66)	10,437.13	0.00	**(2,540.53)**	AAM.1	0.00	**0**	AA
300 Capital stock	(4,808,510.71)	(452,375.00)	0.00	**(5,260,885.71)**	SSM.1	(4,656,735.71)	**13**	SS
305 Special warrants	0.00	0.00	0.00	**0.00**		(111,450.00)	**(100)**	TT. A
400 Opening equity (deficit)	5,215,082.79	0.00	0.00	**5,215,082.79**	P	4,989,500.54	**5**	TT. B
600 Accounting fees	0.00	3,500.00	0.00	**3,500.00**	MNP	(924.25)	**(479)**	50
601 Amortization	0.00	1,801.06	0.00	**1,801.06**	UM.1	0.00	**0**	50
605 Admin fees	0.00	7,500.00	0.00	**7,500.00**	TBNTS	7,500.00	**0**	50
610 Legal fees	0.00	19,153.72	0.00	**19,153.72**	50M.68-1	0.00	**0**	50
615 Promo & Travel	0.00	9,456.64	0.00	**9,456.64**	AM.4	0.00	**0**	50
625 Salaries and benefits	0.00	7,832.64	0.00	**7,832.64**		2,573.50	**204**	50
630 Consulting fees	0.00	4,638.66	0.00	**4,638.66**	AM.4	0.00	**0**	50
635 Bank charges	0.00	1,977.99	0.00	**1,977.99**		39.14	**4954**	50
655 Office	0.00	2,885.47	0.00	**2,885.47**		1,935.89	**49**	50
660 Telephone	0.00	681.34	0.00	**681.34**		973.69	**(30)**	50
665 Filing fees	0.00	1,250.00	0.00	**1,250.00**		0.00	**0**	50
670 Transfer agent fees	0.00	995.86	0.00	**995.86**		0.00	**0**	50
700 Foreign Exchange	0.00	(10,217.63)	0.00	**(10,217.63)**		0.00	**0**	50
715 Writedown of investment	0.00	59,744.25	0.00	**59,744.25**	TBNTS	0.00	**0**	50
R200 Accounts payable reclassified	220,570.54	0.00	8,589.60	**229,160.14**	BBM.1	178,029.63	**29**	BB
R203 GST receivable	3,163.81	0.00	1,257.58	**4,421.39**	BBM.2	603.65	**632**	BB
R210 Due to related parties	(220,570.54)	0.00	(8,589.60)	**(229,160.14)**	BBM.1	(178,029.63)	**29**	O
RR203 GST reclassified	(3,163.81)	0.00	(1,257.58)	**(4,421.39)**	BBM.2	(603.65)	**632**	BB
	0.00	**0.00**	**0.00**	**0.00**		**0.00**	**0**	
Net Income (Loss)	0.00			(111,200.00)		(12,097.97)	819	